

February 27, 2012

Via E-mail
Jaime García
Chief Executive Officer
Andina Bottling Company, Inc.
Avenida El Golf 40, Office 401
Las Condes – Santiago, Chile

> **Re:** **Andina Bottling Company, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **Supplemental Response Submitted February 8, 2012**
> **File No. 001-13142**

Dear Mr. García:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Note 3 – First-Time Adoption of IFRS, page F-24

1.   We note your response to comment three of our letter dated January 27, 2012. However, we believe that the reduction in your cash and cash equivalents balances at January 1, 2009 and December 31, 2009 and the effects on your fiscal 2009 cash flows upon transition to IFRS represent material adjustments that should be explained under IFRS 1.25. Please amend your Form 20-F to provide disclosure of the adjustments to the statement of cash flows.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining